Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus Investment Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Dreyfus Investment Funds
(the "Trust"), which is comprised of Dreyfus/Newton International
Equity Fund, Dreyfus/Standish Fixed Income Fund, Dreyfus/Standish
Global Fixed Income Fund, Dreyfus/Standish Intermediate Tax Exempt
Bond Fund, Dreyfus/Standish International Fixed Income Fund,
Dreyfus/The Boston Company Emerging Markets Core Equity Fund,
Dreyfus/The Boston Company International Core Equity Fund,
Dreyfus/The Boston Company Large Cap Core Fund,
Dreyfus/The Boston Company Small Cap Growth Fund,
Dreyfus/The Boston Company Small Cap Tax Sensitive Fund,
Dreyfus/The Boston Company Small Cap Value Fund, and
Dreyfus/The Boston Company Small/Mid Cap Growth Fund
(collectively the "Funds") complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of
April 30, 2010 and from December 31, 2009 through April 30, 2010, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination. Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2010 and, with respect to agreement of security purchases and sales, for the period from December 31, 2009 (the date of the Trust's last examination) through April 30, 2010:

1. 	Examination of The Bank of New York Mellon's (the "Custodian")
security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in
safekeeping by the Custodian but not included in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records and the
Custodian's records as of April 30, 2010;
5.         Confirmation of pending purchases for the Funds as of
April 30, 2010 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Funds as of April 30, 2010 to documentation of corresponding subsequent cash receipts;
7.	Agreement of the Trust's trade tickets for two purchases and two sales or maturities, for the period December 31, 2009 (the date of the Trust's last examination) through April 30, 2010, to the books and records of the Fund within the Trust noting that they had been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing Report on Controls
Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period January 1, 2009 through December 31, 2009 and noted no relevant findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that all control
policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from January 1, 2010 through April 30, 2010. In addition, we obtained written representation from the Custodian confirming the above.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2010 and from December 31, 2009 through April 30, 2010, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
August 5, 2010







August 5, 2010

Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus/Newton International Equity Fund,
Dreyfus/Standish Fixed Income Fund, Dreyfus/Standish Global Fixed Income Fund, Dreyfus/Standish Intermediate Tax Exempt Bond Fund,
Dreyfus/Standish International Fixed Income Fund,
Dreyfus/The Boston Company Emerging Markets Core Equity Fund,
Dreyfus/The Boston Company International Core Equity Fund,
Dreyfus/The Boston Company Large Cap Core Fund,
Dreyfus/The Boston Company Small Cap Growth Fund,
Dreyfus/The Boston Company Small Cap Tax Sensitive Fund,
Dreyfus/The Boston Company Small Cap Value Fund, and
Dreyfus/The Boston Company Small/Mid Cap Growth Fund, each a series of
Dreyfus Investment Funds, (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2010 and from December 31, 2009 through
April 30, 2010.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2010 and from December 31, 2009 through April 30, 2010 with respect to securities reflected in the investment accounts of the Funds.

Dreyfus Investment Funds

Jim Windels
Treasurer